(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years Ended January 31, 2012 and 2011

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3
Tel: 604-638-5817

DORATO RESOURCES INC.
(An Exploration Stage Company)

January 31, 2012 and 2011
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF DORATO RESOURCES INC.

We have audited the accompanying consolidated financial statements of Dorato Resources Inc., which comprise the consolidated statements of financial position as at January 31, 2012, January 31, 2011 and February 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended January 31, 2012 and January 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dorato Resources Inc. as at January 31, 2012, January 31, 2011 and February 1, 2010, and its financial performance and its cash flows for the years ended January 31, 2012 and January 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $17,091,671 during the year ended January 31, 2012 and, as of that date, the Company’s current liabilities exceeded its current assets by $961,191. These conditions, along with other matters set forth in note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, Canada
May 29, 2012

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	January 31,	January 31,	February 1,
	2012	2011	2010
		(Note 17)	(Note 17)
ASSETS

Current
Cash and cash equivalents	$60,151	$6,904,719	$15,868,072
Accounts receivable	21,569	70,821	75,941
Prepaid expenses	29,063	28,413	15,844

	110,783	7,003,953	15,959,857

Property, plant and equipment (note 6)	42,851	62,391	72,424
Exploration advances	100,280	111,579	108,890
Interest in exploration properties (note 7)	6,309,565	13,990,485	13,284,567

	$6,563,479	$21,168,408	$29,425,738

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$611,030	$334,300	$345,398
Due to related parties (note 10)	460,944	208,483	42,308

	1,071,974	542,783	387,706

Shareholders’ equity

Capital stock (note 8)	55,279,506	53,339,099	49,160,012
Share-based payment reserve (note 9)	5,871,554	5,854,410	4,717,664
Deficit	(55,659,555)	(38,567,884)	(24,839,644)

	5,491,505	20,625,625	29,038,032

	$6,563,479	$21,168,408	$29,425,738

On behalf of the Board:

“Rowland Perkins” (signed)	Director	“Gordon Neal”(signed)	Director
Mr. Rowland Perkins		Mr. Gordon Neal

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
Years Ended January 31

	2012	2011
		(Note 17)
Expenses
Depreciation	$18,844	$21,682
Consulting fees (notes 9 and 10)	425,926	2,002,486
Exploration and evaluation expenditures (notes 10 and 11)	6,601,455	9,741,264
Investor relations (notes 9 and 10)	453,199	852,031
Office and miscellaneous (notes 9 and 10)	292,417	343,194
Professional fees (notes 9 and 10)	309,654	476,101
Property investigations	-	37,750
Regulatory	40,421	108,731
Travel and promotion (note 10)	121,972	270,628
Wages and benefits	512,980	139,341
Loss (gain) on foreign exchange	381,245	(259,129)
Write-off of leasehold improvement	6,615	-
Write-off of interests in exploration properties	7,957,496	-
Interest and other income	(30,553)	(5,839)

Net loss and comprehensive loss for the year	$(17,091,671)	$(13,728,240)

Basic and diluted loss per share	$(0.22)	$(0.20)

Weighted average number of common shares outstanding	75,840,556	69,372,422

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

			Share-based
	Number of	Issued Capital	Payment
	Shares	Stock	Reserve	Deficit	Total Equity

Balance, February 1, 2010	68,388,537	$49,160,012	$4,717,664	$(24,839,644)	$29,038,032

Issuance of shares for cash:
Exercise of stock options	2,191,940	1,356,912	-	-	1,356,912
Exercise of warrants	2,327,500	1,572,875	-	-	1,572,875
Share issuance costs	-	(79,444)	-	-	(79,444)
Shares issued for mineral property interests	400,000	432,000	-	-	432,000
Share-based payments	-	-	2,033,490	-	2,033,490
Reallocation from share-based payment reserve on exercise of stock options	-	371,543	(371,543)	-	-
Reallocation from share-based payment reserve on exercise of warrants	-	525,201	(525,201)	-	-
Net loss for the year	-	-	-	(13,728,240)	(13,728,240)

Balance, January 31, 2011	73,307,977	53,339,099	5,854,410	(38,567,884)	20,625,625

Issuance of shares for cash:
Exercise of stock options	270,000	155,000	-	-	155,000
Exercise of warrants	2,362,000	1,535,300	-	-	1,535,300
Shares issued for mineral property interests	700,000	150,000	-	-	150,000
Share-based payments	-	-	117,251	-	117,251
Reallocation from share-based payment reserve on exercise of stock options	-	100,107	(100,107)	-	-

Net loss for the year	-	-	-	(17,091,671)	(17,091,671)

Balance, January 31, 2012	76,639,977	$55,279,506	$5,871,554	$(55,659,555)	$5,491,505

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
Years Ended January 31

	2012	2011
		(Note 17)
Operating activities
Net loss for the year	$(17,091,671)	$(13,728,240)
Add items not affecting cash
Depreciation	18,844	21,682
Share-based payments	117,251	2,033,490
Unrealized loss on foreign exchange	22,398	69,333
Write-off of leasehold improvement	6,615	-
Write-off of interests in exploration properties	7,957,496	-
Changes in non-cash items
Accounts receivable	49,245	9,521
Prepaid expenses	(650)	(12,569)
Accounts payable and accrued liabilities	284,285	(12,500)
Due to related parties	252,461	166,175
Cash used in operating activities	(8,383,726)	(11,453,108)

Investing activities
Expenditures on exploration properties	(126,576)	(273,919)
Purchase of equipment	(5,920)	(11,649)
Cash used in investing activities	(132,496)	(285,568)

Financing activities
Issuance of capital stock	1,690,300	2,929,787
Share issuance costs	-	(79,444)
Cash provided by financing activities	1,690,300	2,850,343

Effect of foreign exchange on cash	(18,646)	(75,020)

Decrease in cash and cash equivalents	(6,844,568)	(8,963,353)
Cash and cash equivalents, beginning of year	6,904,719	15,868,072

Cash and cash equivalents, end of year	$60,151	$6,904,719

Supplemental cash flow information
Interest received	$22,740	$5,839
Interest paid	$-	$-
Income taxes paid	$-	$-
Non-cash transactions
Shares issued to acquire mineral property interests	$150,000	$432,000

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. The Company is engaged in the acquisition, exploration and development of mineral properties. The Company is an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several conditions cast doubt on the validity of this assumption. For the year ended January 31, 2012, the Company incurred a significant operating loss of $17,091,671 (2011 - $13,728,240), and as at January 31, 2012 has negative working capital of $961,191 (January 31, 2011 – positive $6,461,170; February 1, 2010 – positive $15,572,151), an accumulated deficit of $55,659,555 (January 31, 2011 - $38,567,884; February 1, 2010 - $24,839,644), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests.

The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities, but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its interest in exploration properties. The recoverability of amounts shown for interest in exploration properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition. The carrying values of the Company’s interest in exploration properties do not reflect current or future values.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The impact of the transition from Canadian generally accepted accounting principles (“GAAP”) to IFRS is explained in note 17. IFRS 1 First-Time Adoption of International Financial Reporting Standards has been applied.

These consolidated financial statements have been prepared on a historical cost basis. In addition these consolidated financial statements have been prepared using the accrual basis of accounting.

The accounting policies set out in note 3 have been applied consistently by the Company and its subsidiaries in preparing the consolidated financial statements for the year ended January 31, 2012, the comparative information presented in these consolidated financial statements for the year ended January 31, 2011 and in the preparation of the opening consolidated statement of financial position at February 1, 2010 (note 17), the Company’s date of transition, for purposes of transition to IFRS. These policies are based on IFRS effective January 31, 2012.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (cont’d…)

Approval of the financial statements

The consolidated financial statements of Dorato Resources Inc. for the year ended January 31, 2012 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 29, 2012.

Foreign currency translation

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, the Company's functional currency. The financial statements of the subsidiaries have the same functional currency as that of the Company. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

	i)	Monetary assets and liabilities, at the rate of exchange in effect as at the statement of financial position date;

	ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

	iii)	Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

Use of judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of estimates include accrual of liabilities; rates of amortization of property, plant and equipment; impairment and recoverability of interests in exploration properties; amounts of provisions for environmental rehabilitation; assumptions used to determine the fair value of share-based payments expense; and determination of recoverability of deferred income tax assets. Key judgments and estimates made by management with respect to the areas noted previously have been disclosed in the notes to these consolidated financial statements as appropriate.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dorato Peru S.A.C., which was incorporated under the laws of Peru in 2007. All significant intercompany balances and transactions were eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit at major financial institutions in Canada and Peru and highly liquid investments that are cashable into known amounts of cash on demand, and which are subject to insignificant credit and interest rate risk.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Interests in exploration properties

All of the Company’s projects are currently in the exploration and evaluation phase.

(i) Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

(ii) Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, costs directly related to the acquisition of interests in exploration properties are capitalized, on an area-of-interest basis. Subsequently the mineral property rights are carried at cost, less any impairment, until such time as the assets are substantially ready for their intended use or sale, being commercial production at operating levels intended by management.

Exploration expenditures incurred during the exploration and evaluation phase are expensed as incurred and included in profit or loss.

The Company assesses interests in exploration properties for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mine development costs”. Interests in exploration properties are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to property carrying values.

Interest in exploration properties are classified as intangible assets.

Property, plant and equipment

(i) Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land, which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-today servicing of property, plant and equipment are recognized in profit or loss as incurred.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Property, plant and equipment (cont’d…)

(iii) Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

(iv) Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized in profit or loss.

(v) Depreciation

Depreciation is recognized in profit or loss on a declining-balance basis at the following annual rates:

Computer equipment	-	25% - 30%
Office equipment	-	10% - 25%
Leasehold improvements	-	straight-line over the lease term

Additions during the year are depreciated at one-half the annual rates.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

Provisions for environmental rehabilitation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

Income taxes

The Company uses the balance sheet method of accounting for income taxes. Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry-forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Capital stock

The proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option and warrant enabled the holder to purchase a share in the Company. Commissions paid to underwriters, and other related share issue costs, such as legal, auditing and printing, on the issue of the Company’s shares are charged directly to capital stock. Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares were concluded.

Valuation of equity units issued in private placements

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more readily determinable component based on fair value and then the residual value, to the remaining component.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Share-based payments

The Company has a stock option plan that is described in note 9. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non- employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as capital stock and the related share-based payments reserve is transferred to capital stock.

Earnings (loss) per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

Financial instruments

Financial assets and liabilities are initially recognized at fair value on settlement date and are subsequently measured based on their classification. Transaction costs are expensed when incurred. Regular purchases and sales of financial instruments are recognized at trade date.

(i) Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method, less any impairment. Loans and receivables are comprised of accounts receivable.

Held-to-maturity investments

Held-to-maturity investments are measured at amortized cost using the effective interest rate method. Transaction costs are added and amortized to the statements of operations and comprehensive loss over the life of the financial instrument on an effective yield basis.

Available-for-sale financial assets

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Financial instruments (cont’d…)

(ii) Financial liabilities

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities and due to related parties.

4.	CHANGES IN ACCOUNTING STANDARDS

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on its financial statements on or after February 1, 2012:

	(i)	IAS 1 Presentation of Financial Statements (Amendment) (“IAS 1”)

The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the income statement. The amendments retain the “one or two statement” approach at the option of the entity and only revise the way other comprehensive income is presented: requiring separate subtotals for those elements that may be “recycled” (e.g., cash flow hedging, foreign currency translation), and those elements that will not (e.g., fair value through OCI items under IFRS 9). In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax). The amendment is effective for annual periods beginning on or after July 1, 2012.

	(ii)	IFRS 7 Financial instruments: Disclosure (“IFRS 7”)

IFRS 7 was amended in October 2010 and is effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety. The Company is currently evaluating the impact of these amendments to IFRS 7 on its consolidated financial statements, but the impact, if any, is not expected to be significant.

	(iii)	IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment) (“IFRS 7”)

At its meeting December 13 to 15, 2011, the IASB approved amendments to IFRS 7 Financial Instruments: Disclosures with respect to offsetting financial assets and financial liabilities. The common disclosure requirements issued by the IASB and the Financial Accounting Standards Board in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position. Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.	CHANGES IN ACCOUNTING STANDARDS (cont’d…)

(iv)	IFRS 9 Financial Instruments (“IFRS 9 - 2009”)

IFRS 9 - 2009 introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss
•

The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

This standard is only applicable if it is optionally adopted for annual periods beginning before January 1, 2015. For annual periods beginning on or after January 1, 2015, the Company must adopt IFRS 9 - 2010.

(v)	IFRS 9 Financial Instruments (“IFRS 9 - 2010”)

A revised version of IFRS 9 - 2009 incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in OCI rather than within profit or loss. Applies to annual periods beginning on or after January 1, 2015. This standard supersedes IFRS 9 - 2009. However, for annual reporting periods beginning before January 1, 2015, an entity may early-adopt IFRS 9 - 2009 instead of applying this standard. The Company is currently evaluating the impact of IFRS 9 - 2010 on its consolidated financial statements, but the impact, if any, is not expected to be significant.

(vi)	IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities.

The standard identifies the principles of control, determines how to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the principles for the preparation of consolidated financial statements.

The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in “special purpose entities”). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the returns.

IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. If early-adopted, must be adopted together with IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011). The Company is currently evaluating the impact of this standard on its consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.	CHANGES IN ACCOUNTING STANDARDS (cont’d…)

	(vii)	IAS 12 Income taxes (“IAS 12”)

IAS 12 was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is currently evaluating the impact of this amendment to IAS 12 on its consolidated financial statements.

	(viii)	IAS 12 Income Taxes (Amendment) (“IAS 12”)

IAS 12 amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after January 1, 2012.

	(ix)	IFRS 13 Fair Value Measurements (“IFRS 13”)

IFRS 13 defines fair value and sets out a single IFRS framework for fair value measurements and disclosures. IFRS 13 applies to other IFRSs that require or permit measurements or disclosures based on fair values, except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

	(x)	IAS 27 Separate Financial Statements (“IAS 27”)

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard will not have an impact on the consolidated financial statements.

	(xi)	IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment) (“IAS 32”)

At its meeting December 13 to 15, 2011, the IASB approved amendments to IFRS 7 Financial Instruments: Disclosures with respect to offsetting financial assets and financial liabilities. As part of this project, the IASB also clarified aspects of IAS 32 Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The carrying values of accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the expected maturity of these financial instruments. Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk, as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution. The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

Cash and equivalents	January 31, 2012	January 31, 2011	February 1, 2010

Held at a major Canadian financial institution	$59,865	$6,879,002	$15,911,974
Peruvian financial institution	286	25,717	-
	$60,151	$6,904,719	$15,911,974

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment- grade ratings by a primary ratings agency.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they are due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements but at January 31, 2012, the cash and cash equivalents balance of $60,151 is insufficient to meet the Company’s needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2013.

Liabilities as at January 31, 2012 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$611,030	$-	$-	$611,030
Due to related parties	460,944	-	-	460,944
	$1,071,974	$-	$-	$1,071,974

Liabilities as at January 31, 2011 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$334,300	$-	$-	$334,300
Due to related parties	208,483	-	-	208,483
	$542,783	$-	$-	$542,783

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

b)	Liquidity risk (cont’d...)

Liabilities as at February 1, 2010 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$345,398	$-	$-	$345,398
Due to related parties	42,308	-	-	42,308
	$387,706	$-	$-	$387,706

c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

	i.	Interest rate risk

Interest rate risk consists of the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

	ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”)). The Company has net monetary assets of $33,000 denominated in USD and net monetary liabilities of $150,000 denominated in soles. For the year ended January 31, 2012, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in USD by 11% will increase or decrease net loss by $3,700 and a change in the absolute rate of exchange in soles by 15% will increase or decrease net loss by $22,000. There will be no impact on other comprehensive loss. The Company has not entered into any foreign currency contracts to mitigate this risk.

	iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any other price risk.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

6.	PROPERTY, PLANT AND EQUIPMENT

	Computer	Office	Leasehold
	equipment	equipment	improvements	Total
Cost

Balance at February 1, 2010	$23,644	$57,744	$17,061	$98,449
Additions	11,649	-	-	11,649

Balance at January 31, 2011	35,293	57,744	17,061	110,098
Additions	5,920	-	-	5,920
Disposals	-	-	(17,061)	(17,061)

Balance at January 31, 2012	$41,213	$57,744	$-	$98,957

Depreciation and impairment losses

Balance at February 1, 2010	$(8,192)	$(12,262)	$(5,571)	$(26,025)
Depreciation for the year	(7,186)	(10,318)	(4,178)	(21,682)

Balance at January 31, 2011	(15,378)	(22,580)	(9,749)	(47,707)

Depreciation for the year	(9,341)	(8,807)	(697)	(18,845)
Impairment loss	-	-	(6,615)	(6,615)
Disposals	-	-	17,061	17,061

Balance at January 31, 2012	$(24,719)	$(31,387)	$-	$(56,106)

Carrying amounts

At February 1, 2010	$15,452	$45,482	$11,490	$72,424

At January 31, 2011	$19,915	$35,164	$7,312	$62,391

At January 31, 2012	$16,494	$26,357	$-	$42,851

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

7.	INTEREST IN EXPLORATION PROPERTIES

	Central Zone	North Zone	South Zone	Total

Balance, February 1, 2010	$9,831,930	$1,651,703	$1,800,934	$13,284,567

Acquisition costs
Cash payments	201,892	72,026	-	273,918
Common shares issued	-	432,000	-	432,000

Balance, January 31, 2011	10,033,822	2,155,729	1,800,934	13,990,485

Acquisition costs
Cash payments	-	77,506	49,070	126,576
Common shares issued	9,000	141,000	-	150,000
Write-off	(7,957,496)	-	-	(7,957,496)

Balance, January 31, 2012	$2,085,326	$2,374,235	$1,850,004	$6,309,565

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone, North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements. These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

Property acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements (Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property and Afrodita Property) to earn a 100% interest in certain mineral mining concessions located in Peru (the “Mineral Claims”), for which Canadian regulatory approval was received on April 24, 2008. Although the commercial terms of all the undernoted option agreements have now been completed, none of the options have been exercised. During the years ended January 31, 2011 and 2010, the Company entered into additional option agreements (David Property, Marita Property and Cangaza Property) for which Canadian regulatory approval was also received. Peruvian government approval (Supreme Decree) is required for the exercise of the undernoted option agreements, and is in the process of being obtained.

i)	Vicmarama Property

On October 18, 2007, the Company acquired an option to earn a 100% interest in consideration for 750,000 common shares (issued) and US$250,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

ii)	Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,250,000 common shares (issued) and US$300,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

iii)	Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 3,400,000 common shares (issued) and US$270,000 (paid). The claims are included in the Central Zone and North Zone.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

7.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

	iv)	Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,500,000 common shares (issued) and US$400,000 (paid). The claims are included in the North Zone and South Zone.

	v)	Afrodita Property

On October 18, 2007, the Company entered into an agreement with the shareholders of Compania Minera Afrodita S.A.C., a company registered in Lima, Peru, which owns certain mining concessions in the area of the claims. Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita (“Afrodita’) in return for the issuance of 3,000,000 common shares (issued) and the payment of US$8,000,000 over 36 months following October 18, 2007 (US$2,000,000 paid). On October 17, 2008, the Company amended the original option agreement. Under the Amended Agreement, the Company paid a total of US$3,000,000 and issued a total of 8,600,000 common shares. These concessions are all within the Central Zone.

Subsequent to January 31, 2012, the Company terminated the option agreement and therefore at January 31, 2012, the interests in Afrodita were written-off (note 16).

	vi)	David Property

On June 5, 2009, the Company entered into an option to earn a 100% interest in the David Property. In order to earn a 100% interest, the Company paid US$66,031 plus additional consideration of US$5,000 on exercise of the option. These claims are included in South Zone.

	vii)	Marita Property

On June 11, 2010, the Company entered into an option to earn a 100% interest in the Marita Property. Under the terms of the option agreement, the Company agreed to pay US$200,000 (paid) within 10 days of TSX Ventures Exchange (“TSXV”) approval (approved on June 15, 2010) and issued 50,000 common shares on July 25, 2011 (issued); and agreed to issue 200,000 common shares on or before June 15, 2012 and 750,000 common shares on or before June 15, 2013. The claims are included in the Central Zone.

	viii)	Cangaza Property

On July 7, 2010, the Company signed an option agreement to acquire the Cangaza Property. In order to earn a 100% interest, the Company is required to pay cumulative cash payments of US$150,000 over a period of 12 months and issue 1,050,000 common shares over a period of 18 months as follows:

	Cash Payments			Common shares

July 13, 2010	US$	30,000	(paid)
August 13, 2010				200,000	(issued)
On or before October 13, 2010	US$	40,000	(paid)
On or before November 13, 2010				200,000	(issued)
On or before April 13, 2011	US$	40,000	(paid)	200,000	(issued)
On or before July 13, 2011	US$	40,000	(paid)	200,000	(issued)
On or before January 13, 2012				250,000	(issued)
	US$	150,000		1,050,000

The claims are included in the North Zone.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

7.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

	ix)	Deborah Gold Property

On September 16, 2011, the Company signed an option agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca (“Luminosa”) to acquire the Deborah Gold Property. In order to earn a 100% interest, the Company is required to make cumulative cash payments of US$6,000,000 over a minimum of five years. The material terms are as follows:

	Cash Payments

September 16 (effective date)	US$	50,000	(paid)
On commencing drill testing (“drill date”)	US$	200,000
One year anniversary of drill date	US$	400,000
Two year anniversary of drill date	US$	600,000
Three year anniversary of drill date	US$	900,000
Four year anniversary of drill date	US$	1,200,000
Five year anniversary of drill date	US$	2,650,000
	US$	6,000,000

In addition, a royalty of US$4.00 per ounce of gold produced is payable to the underlying vendors up to a maximum of US$2,000,000. There was no finder’s fee paid by the Company in connection with the option agreement.

The claims are included in the South Zone.

Royalty option agreement

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). The Company agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from its Taricori and surrounding land packages (Central Zone) covering approximately 152 square kilometers. During the year ended January 31, 2010, the Company amended the royalty agreement with Franco-Nevada to expand the size of the mineral property interests to which the Franco-Nevada royalty will apply to 417 square kilometers. The material terms of the Royalty Option Agreement are as follows:

•	The Option will expire the sooner of: (a) the expiration or termination of the concessions and surrounding land packages or (b) sixty days following a decision to construct a mine;
•	The Option may be exercised within sixty days following a decision to construct a mine by the Company and/or its successor in interest together with a firm commitment to finance construction;
•	The royalty rate shall be either 1% or 2% of the net smelter return, dependent on the gold price at the time of the exercise of the Option; and
•

The Option may be exercised at a purchase price equal to the royalty net present value, which, for the purpose of the Royalty Option Agreement, shall mean the after-tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Acquisitions

The acquisition of title to exploration properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to exploration properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

7.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against profit or loss over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any asset retirement obligations as of January 31, 2012 and 2011.

8.	CAPITAL STOCK

Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended January 31, 2012, the Company:

i)	Issued 270,000 common shares pursuant to the exercise of stock options for total proceeds of $155,000 and transferred related share-based payment reserve of $100,107 to capital stock.

ii)	Issued 2,362,000 common shares pursuant to the exercise of warrants for total proceeds of $1,535,300.

iii)	Issued 700,000 common shares valued between $0.06 and $0.45 per share for exploration properties (notes 7(vii) and (viii).

During the year ended January 31, 2011, the Company:

i)	Issued 2,191,940 common shares pursuant to the exercise of stock options for total proceeds of $1,356,912 and transferred related share-based payment reserve of $371,543 to capital stock.

ii)	Issued 2,327,500 common shares pursuant to the exercise of warrants for total proceeds of $1,572,875 and transferred related share-based payment reserve of $525,201 to capital stock.

iii)	Issued 200,000 common shares valued at $0.84 per share and 200,000 common shares valued at $1.32 for exploration properties for a total of $432,000 (note 7(viii)).

9.	SHARE-BASED PAYMENT RESERVE

Stock options

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the Plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

9.	SHARE-BASED PAYMENT RESERVE (cont’d…)

On January 25, 2011, the Company granted 1,500,000 stock options to directors, officers, employees and consultants of the Company. The options vested at the grant date, except for the options granted to consultants providing investor relations services, which have a vesting period of 12 months. All the options are exercisable at a price of $1.20 per share for a period of two years.

On November 3, 2010, the Company granted 150,000 stock options to an employee of the Company. The options vested at the grant date. All the options are exercisable at a price of $1.35 per share for a period of two years.

On May 27, 2010, the Company granted 1,900,000 stock options to directors, officers and consultants of the Company. The options vested at the grant date, except for the options granted to consultants providing investor relations services, which have a vesting period of 12 months. All the options are exercisable at a price of $0.85 per share for a period of two years.

A summary of the status of the stock option plan as of January 31, 2012 and 2011 and changes is presented below:

	Year Ended		Year Ended
	January 31, 2012		January 31, 2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Options outstanding, beginning of year	7,212,885	$0.89	7,644,825	$0.87
Granted	-	$-	3,550,000	$1.02
Exercised	(270,000)	$0.57	(2,191,940)	$0.62
Cancelled/Expired	(4,345,385)	$0.84	(1,790,000)	$1.37
Options outstanding, end of year	2,597,500	$1.03	7,212,885	$0.89

The weighted average remaining life of options outstanding at January 31, 2012 was 0.63 year.

Stock options outstanding are as follows:

	January 31, 2012			January 31, 2011
	Exercise	Number of		Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable

April 9, 2011	-	-	-	$0.60	1,500,000	1,500,000
August 31, 2011	-	-	-	$0.50	70,000	70,000
October 30, 2011	-	-	-	$0.45	575,000	575,000
January 29, 2012	-	-	-	$1.09	1,375,000	1,375,000
May 27, 2012	$0.85	1,352,500	1,352,500	$0.85	1,825,000	1,750,000
November 3, 2012	$1.35	150,000	150,000	$1.35	150,000	150,000
January 25, 2013	$1.20	1,095,000	1,095,000	$1.20	1,500,000	1,325,000
		2,597,500	2,597,500		6,995,000	6,745,000

July 26, 2011 (Agent options)	-	-	-	$1.05	217,885	217,885
		2,597,500	2,597,500		7,212,885	6,962,885

No stock options were granted during the year ended January 31, 2012. Share-based payment expense of $117,251 was recorded for 200,000 options that vested during the year.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

9.	SHARE-BASED PAYMENT RESERVE (cont’d…)

Stock options (cont’d…)

During the year ended January 31, 2011, the Company granted 3,550,000 stock options with a fair value of $2,033,490, calculated using the Black-Scholes option pricing model. Share-based payment charges for the year ended January 31, 2011 totalled $2,033,490, of which $1,061,516 was allocated to consulting fees, $280,110 was allocated to investor relations, $36,795 was allocated to professional fees, $9,604 was allocated to offices and miscellaneous expenses and $645,465 was allocated to interest in exploration properties.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	January 31,	January 31,
	2012	2011

Risk-free interest rate	N/A	1.72%
Expected life of options/warrants	N/A	2 years
Annualized volatility	N/A	111.75%
Dividend rate	N/A	0.00%
Grant date fair value	N/A	$0.58

Warrants

	January 31, 2012		January 31, 2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price

Balance, beginning of year	12,087,589	$1.30	14,415,089	$1.20
Exercised	(2,362,000)	$0.65	(2,327,500)	$0.68
Expired	(9,725,589)	$0.65	-	$-

Balance, end of year	-	-	12,087,589	$1.30

At January 31, warrants were outstanding as follows:

	January 31, 2012		January 31, 2011
	Number of		Number of
Expiry Date	Warrants	Exercise Price	Warrants	Exercise Price

March 31, 2011	-	-	4,247,500	$0.65
July 26, 2011	-	-	5,459,588	$1.65
July 29, 2011	-	-	2,380,501	$1.65
	-		12,087,589

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

10.	RELATED PARTY TRANSACTIONS AND BALANCES

During the year ended January 31, 2012, the Company entered into the following transactions with related parties:

Management compensation

a)	Paid or accrued consulting fees of $161,200 (2011 - $297,540) to companies related to officers and directors, not including share-based payments.

b)	Paid or accrued consulting fees of $387,015 (2011 - $223,274) to officers and directors.

Transactions with other related parties

c)

Paid or accrued exploration expenditures of $112,305 (2011 - $218,508), office and miscellaneous expenses of $139,390 (2011 - $35,401), professional fees of $21,840 (2011 - $Nil), regulatory expenses of $3,950 (2011 - $3,950), consulting fees of $3,000 (2011 - $138,842), travel and promotion expenses of $69,112 (2011 - $164,774), prepaid expenses of $Nil (2011 - $751) and investor relations expenses of $18,270 (2011 - $9,281) to two companies with an officer and a director in common for reimbursement of expenditures.

Amounts due to related parties is comprised of $350,271 (2011 - $160,681) owed to three companies with a common officer or director for reimbursement of office expenses, regulatory expenses, professional fees, travel and promotion expenses, consulting fees, investor relations and exploration expenditures; $Nil (2011 - $45,248) to one company related to an officer; and $110,673 (2011 - $2,554) to two directors and an officer. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

11.	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation costs incurred in the year ended January 31, 2012 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$454,292	$-	$-	$454,292
Data acquisition and analysis	3,572,843	-	-	3,572,843
Peruvian value added tax	90,356	-	-	90,356
Land maintenance and tenure	294,333	-	-	294,333
Personnel	1,550,529	-	-	1,550,529
Public relations	436,298	-	-	436,298
Survey and mapping	21,962	-	-	21,962
Travel	180,842	-	-	180,842

Total expenditures for the year	$6,601,455	$-	$-	$6,601,455

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

11.	EXPLORATION AND EVALUATION COSTS (cont’d…)

Exploration and evaluation costs incurred in the year ended January 31, 2011 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$1,628,007	$-	$-	$1,628,007
Data acquisition and analysis	1,886,675	-	-	1,886,675
Peruvian value added tax	159,600	-	-	159,600
Land maintenance and tenure	130,216	52,229	58,100	240,545
Personnel	3,042,195	-	-	3,042,195
Public relations	390,198	-	-	390,198
Survey and mapping	249,251	231,550	307,044	787,845
Travel	1,606,199	-	-	1,606,199

Total expenditures for the year	$9,092,341	$283,779	$365,144	$9,741,264

12.	INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 26.38% (2011 - 28.33%) with the reported taxes is as follows for the years ended January 31:

	2012	2011

Loss before income tax	$(17,091,671)	$(13,728,240)
Canadian statutory rate	26.38%	28.33%
Expected income tax recovery	(4,508,346)	(3,889,406)
Difference in foreign tax rates	(33,734)	(12,478)
Share issue costs	(3,221)	(27,634)
Other temporary differences	1,981,440	(119,269)
Permanent differences	32,676	398,229
Reduction in deferred income taxes resulting from statutory rate	(93,077)	74,219
reduction
Tax effect of foreign exchange on assets and liabilities	(157,989)	103,715
Unused tax losses and tax offsets not recognized as deferred tax asset	2,782,251	3,472,624
	$-	$-

Effective January 1, 2011, the Canadian federal corporate tax rate decreased from 18.0% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10.0% . The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.33% to 26.38% .

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

12.	INCOME TAXES (cont’d…)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The balance of tax assets resulting from the Company’s unrecognized deductible temporary differences and unused tax losses consist of the following amounts:

	2012	2011
Carrying value less than income tax basis of interest in exploration properties	$27,418,000	$20,334,000
Carrying value less than income tax basis of fixed assets	49,000	51,000
Non-capital losses carried forward	8,588,000	6,346,000
Share issuance costs	475,000	709,000
	$36,530,000	$27,440,000

The deductible temporary differences do not expire and the tax losses expire as follows:

Available to	Canada	Foreign	Total

2013	$-	$22,000	$22,000
2014	-	104,000	104,000
2015	-	272,000	272,000
2016	-	749,000	749,000
2017	-	931,000	931,000
2027	50,000	-	50,000
2028	150,000	-	150,000
2029	871,000	-	871,000
2030	1,899,000	-	1,899,000
2031	2,229,000	-	2,229,000
2032	1,311,000	-	1,311,000
	$6,510,000	$2,078,000	$8,588,000

13.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of exploration properties. Geographic information is as follows:

	January 31, 2012			January 31, 2011
	Canada	Peru	Total	Canada	Peru	Total

Cash	$59,865	$286	$60,151	$6,879,002	$25,717	$6,904,719
Interest in exploration properties	-	6,309,565	6,309,565	-	13,990,485	13,990,485
Other assets	168,795	24,968	193,763	231,799	41,405	273,204
Total assets	$228,660	$6,334,819	$6,563,479	$7,110,801	$14,057,607	$21,168,408

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

14.	CAPITAL MANAGEMENT

The Company manages its capital structure, being its capital stock, and makes adjustments to it based on the funds available to the Company in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and needs to raise additional funds. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company’s approach to capital management during the year ended January 31, 2012. The Company is not subject to externally imposed capital requirements.

15.	SUBSIDIARIES

The significant subsidiaries of Dorato Resources Inc. are:

Dorato’s effective
	Country of	Principal	interest for
	Incorporation	Activity	2012 and 2011

Dorato Peru S.A.C.	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C.	Peru	Holding company	99% (2011 – nil)

16.	SUBSEQUENT EVENTS

	a)	On April 30, 2012, the Company announced its decision to terminate the Option Agreement with Compania Minera Afrodita S.A.C..

b)

On May 25, 2012 the Company closed a non-brokered private placement of 13,190,391 shares at $0.09 cents per share for gross proceeds of $1,187,135. Finders’ fees of $5,199 were paid to certain finders for part of the private placement.

	c)	On May 27, 2012, 1,352,500 stock options expired without being exercised.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

First Time Adoption of IFRS (IFRS 1)

The Company adopted IFRS on February 1, 2011 with a transition date of February 1, 2010. Under IFRS 1, the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

Below are the adjustments necessary for the Company’s transition to IFRS, including exemptions taken at the transition date:

Share-based payment transactions

IFRS 1 gives a first-time adopter the option to not apply IFRS 2 Share-based Payment to (i) equity instruments that were granted for the periods on or before November 7, 2002 or after November 7, 2002, but that vested before the date of transition to IFRS and (ii) liabilities arising from cash-settled share-based payment transactions if those liabilities were settled before January 1, 2005 or before the date of transition to IFRS.

The Company has elected this exemption and will apply IFRS 2 only to unvested stock options as at February 1, 2010, being the transition date.

(a)	Business combinations

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occur before either the date of transition to IFRS or an alternative pre-transition date.

The Company elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to February 1, 2010.

(b)	Mineral exploration costs

Similar to Canadian GAAP, IFRS allows the choice of either capitalizing or expensing exploration and evaluation costs related to mineral exploration. Under Canadian GAAP, the Company’s policy was to capitalize mineral exploration costs, which included such costs as materials used, surveying costs, drilling costs, payments made to contractors, and depreciation on plant and equipment during the exploration phase.

Under IFRS, the Company’s policy is to charge exploration and evaluation costs incurred in the exploration phase to profit and loss until certain criteria have been met (see note 3).

The IFRS 1 mandatory exceptions applied by the Company in the conversion from previous GAAP to IFRS included estimates. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under pre-changeover Canadian GAAP unless those estimates were in error. The Company’s IFRS estimates as at February 1, 2010 are consistent with its Canadian GAAP estimates as at that date.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

Adjustments on transition to IFRS

Adoption of IFRS resulted in changes to the Company’s consolidated statements of financial position, operations and comprehensive loss, cash flows, and changes in equity as set out below:

a)    Share-based payment transactions

The following changes are a result of IFRS requiring use of the graded vesting method to record the fair value of share-based payments, whereas under GAAP allowed use of the straight-line method. Options granted to non-employees were re-evaluated for all tranches on the respective vesting dates and share-based payment expense was adjusted to recognize the revaluation and timing.

At the IFRS transition date, the Company recorded a $26,786 increase to share-based payment reserve and a corresponding $26,786 increase to deficit.

For the year ended January 31, 2011, the transition to IFRS resulted in a $9,856 decrease to investor relations expense for share-based payments with a resulting $9,856 decrease to net loss, and a corresponding $9,856 decrease to deficit. A $16,930 increase to deficit for share-based payments with a resulting $16,930 decrease to share-based payment reserve for the timing of graded vesting. As a result of the change in accounting policy to expense mineral exploration expenditures described below, cash flows used in operating activities increased by $635,609 resulting from share-based payment expense previously capitalized to interest in mineral properties in accordance with Canadian GAAP, and now included in net loss for the year.

b)    Mineral exploration costs

At the IFRS transition date, the Company elected to make a change in accounting policy to:

i)

Once the legal right to explore a property has been acquired, costs directly related to the acquisition of mineral property rights are capitalized, on an area-of-interest basis. Subsequently, the mineral property rights are carried at cost, less any impairment, until such time as the assets are substantially ready for their intended use or sale, being commercial production at operating levels intended by management.

ii)	Exploration expenditures incurred during the exploration and evaluation phase are expensed as incurred and included in profit or loss.

At the IFRS transition date, the Company recorded a $10,959,085 decrease to interests in exploration properties and a corresponding $10,959,085 increase to deficit. For the year ended January 31, 2011, the transition to IFRS resulted in the Company recording a $20,700,349 decrease to interests in exploration properties and a corresponding $20,700,349 increase to deficit. Exploration expenditures for the year ended January 31, 2011 increased from $nil to $9,741,264.

On the statement of cash flows for the year ended January 31, 2011, there is a decrease to investing activities of $9,124,199 resulting from the change in accounting policy with the adoption of IFRS, to expensing exploration expenditures. Accounts payable for non-cash items changed by $28,401 as expensed exploration expenditures are now included in operating activities.

c)     Foreign exchange

Under IAS 21, each entity in a group must be analyzed, through application of primary and secondary factors, to determine its functional currency. Based on this assessment, the functional currency of each of the entities in the group is the Canadian dollar. Under Canadian GAAP, the parent entity had a Canadian dollar presentation currency and all subsidiaries were integrated. The presentation currency will continue to be Canadian dollar.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

Adjustments on transition to IFRS (cont’d...)

Deferred income tax

Under IFRS, deferred tax is recognized on the difference between the accounting basis and tax basis of all items. Under Canadian GAAP, deferred tax assets or liabilities were not recognized for differences arising between the historical exchange rate and the current exchange rate to translate the cost of non-monetary assets or liabilities of integrated foreign operations.

For foreign currency non-monetary assets or liabilities where the tax basis currency differs from the functional currency of the entity, foreign exchange differences will result in deferred tax assets or liabilities, which were not previously recognized under Canadian GAAP. This difference results in added volatility to deferred tax expense as foreign exchange rates change.

IAS 12 does not permit recognition of temporary differences on the initial acquisition of assets that do not constitute a business combination. There was no similar prohibition under Canadian GAAP. Deferred taxes arising from temporary differences on initial recognition have been reversed against mineral properties, property, plant and equipment and deficit. No liability has arisen as a result of this change.

Reconciliation to previously reported financial statements

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. A reconciliation of the above noted changes is included in the following consolidated statements of financial position, operations and comprehensive loss, and cash flows for the dates and periods noted below.

•	Transitional Consolidated Statement of Financial Position Reconciliation – February 1, 2010
•	Consolidated Statement of Financial Position Reconciliation – January 31, 2011
•	Consolidated Statement of Operations and Comprehensive Loss Reconciliation – January 31, 2011
•	Consolidated Statement of Cash Flows Reconciliation – January 31, 2011.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

The February 1, 2010 Canadian GAAP transitional consolidated statement of financial position has been reconciled to IFRS as follows:

		Effect of Transition
	February 1, 2010	to IFRS	Ref	February 1, 2010
	CDN GAAP			IFRS
ASSETS
Current
Cash	$15,868,072	$-		$15,868,072
Accounts receivable	75,941	-		75,941
Prepaid expenses	15,844	-		15,844

	15,959,857	-		15,959,857

Property and equipment	72,424	-		72,424
Exploration advances	108,890	-		108,890
Interests in exploration properties	24,243,652	(10,959,085)	(b)	13,284,567

	$40,384,823	$(10,959,085)		$29,425,738

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$345,398	$-		$345,398
Due to related parties	42,308	-		42,308

	387,706	-		387,706

Shareholders' equity
Capital stock	49,160,012	-		49,160,012
Share-based payment reserve	4,690,878	26,786	(a)	4,717,664
Deficit	(13,853,773)	(26,786)	(a)	(24,839,644)
		(10,959,085)	(b)
	39,997,117	(10,959,085)		29,038,032

	$40,384,823	$(10,959,085)		$29,425,738

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

The January 31, 2011 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		Effect of Transition
	January 31, 2011	to IFRS	Ref	January 31, 2011
	CDN GAAP			IFRS
ASSETS
Current
Cash	$6,904,719	$-		$6,904,719
Accounts receivable	70,821	-		70,821
Prepaid expenses	28,413	-		28,413

	7,003,953	-		7,003,953

Property and equipment	62,391	-		62,391
Exploration advances	111,579	-		111,579
Interests in exploration properties	34,690,834	(20,700,349)	(b)	13,990,485

	$41,868,757	$(20,700,349)		$21,168,408

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$334,300	$-		$334,300
Due to related parties	208,483	-		208,483

	542,783	-		542,783

Shareholders' equity
Capital stock	53,339,099	-		53,339,099
Share-based payment reserve	5,837,480	16,930	(a)	5,854,410
Deficit	(17,850,605)	(16,930)	(a)	(38,567,884)
		(20,700,349)	(b)
	41,325,974	(20,700,349)		20,625,625

	$41,868,757	$(20,700,349)		$21,168,408

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

The Canadian GAAP consolidated statement of operations and comprehensive loss for the year ended January 31, 2011 has been reconciled to IFRS as follows:

	January 31,	Effect of Transition		January 31,
	2011	to IFRS	Ref	2011
	CDN GAAP			IFRS

EXPENSES
Depreciation	$21,682	$-		$21,682
Consulting fees	2,002,486	-		2,002,486
Exploration and evaluation expenditures	-	9,741,264	(b)	9,741,264
Investor relations	861,887	(9,856)	(a)	852,031
Office and miscellaneous	343,194	-		343,194
Professional fees	476,101	-		476,101
Property investigations	37,750	-		37,750
Regulatory	108,731	-		108,731
Travel and promotion	270,628	-		270,628
Wages and benefits	139,341	-		139,341

Loss before other items	(4,261,800)	(9,731,408)		(13,993,208)

OTHER ITEMS
Gain on foreign exchange	259,129	-		259,129
Interest income	5,839	-		5,839
	264,968	-		264,968

Net loss and comprehensive loss for the year	$(3,996,832)	$(9,731,408)		$(13,728,240)

Basic and diluted loss per share	$(0.06)			$(0.20)

Weighted average number of common shares outstanding	69,372,422			69,372,422

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d…)

The Canadian GAAP consolidated statement of cash flows for the year ended January 31, 2011 has been reconciled to IFRS as follows:

	January 31,	Effect of Transition		January 31,
	2011	to IFRS	Ref	2011
	CDN GAAP			IFRS

Operating activities
Net loss for the year	$(3,996,832)	$(9,731,408)		$(13,728,240)
Add items not affecting cash
Depreciation	21,682			21,682
Share-based payments	1,397,881	635,609	(a)	2,033,490
Unrealized loss on foreign exchange	75,020	(5,687)	(c)	69,333
Changes in non-cash items
Accounts receivable	5,120	4,401	(c)	9,521
Prepaid expenses	(12,569)	-		(12,569)
Accounts payable and accrued liabilities	17,303	(29,903)	(c)	(12,500)
Due to related parties	166,175	-		166,175
Cash used in operating activities	(2,326,220)	(9,126,888)		(11,453,108)

Investing activities
Exploration advances	(2,689)	2,689	(b)	-
Expenditures on exploration properties	(9,398,118)	9,124,199	(b)	(273,919)
Purchase of equipment	(11,649)	-		(11,649)
Cash used in investing activities	(9,412,456)	9,126,888		(285,568)

Financing activities
Issuance of capital stock	2,929,787	-		2,929,787
Share issuance costs	(79,444)	-		(79,444)
Cash provided by financing activities	2,850,343	-		2,850,343

Effect of cash on foreign exchange	(75,020)	-		(75,020)

Decrease in cash and cash equivalents	(8,963,353)	-		(8,963,353)
Cash and cash equivalents, beginning of year	15,868,072	-		15,868,072

Cash and cash equivalents, end of year	$6,904,719	-		$6,904,719

The adoption of IFRS has had no impact on the Company’s actual cash flows. The changes made to the consolidated statements of operations and comprehensive loss has resulted in reclassifications of various amounts on the consolidated statement of cash flows.